March 26, 2008

Mail Stop 3561

By U.S. Mail

Mr. C. Bradford Richmond
Chief Financial Officer
Darden Restaurants, Inc.
5900 Lake Ellenor Drive
Orlando, FL 32809

> **Re: Darden Restaurants, Inc.**
> **Form 10-K for the fiscal year ended May 27, 2007**
> **Definitive 14A filed August 6, 2007**
> **File No. 001-13666**

Dear Mr. Richmond:

We have reviewed your response letter dated March 19, 2008 to our comments of March 5, 2008. Without more detail, we cannot agree or disagree with your conclusion that you have an appropriate basis to omit the identified performance targets. Since you are in possession of all of the facts related to your disclosure, we have decided that we have no basis to disagree with your decision to omit this information from your filing. As in all cases, we remind you that you are responsible for the adequacy and accuracy of the disclosure in your filings. We do not have any further comments on your filing.

You may contact Jeffrey Jaramillo at (202) 551-3212 or Linda Cvrkel at (202) 551-3813, if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or me at (202) 551-3755 with any other questions.

Sincerely,

Max A. Webb
Assistant Director